UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.            )

FIVE STAR PRODUCTS, INC.
(Name of Subject Company (issuer))

NPDV ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of

NATIONAL PATENT DEVELOPMENT CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

33831M107
(CUSIP Number of Class of Securities)

Ira J. Sobotko, Vice President, Finance, Secretary and Treasurer
National Patent Development Corporation
10 East 40th Street, Suite 3110, New York, NY 10016
(646) 742−1600
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copies to:
Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, NY 10036

Calculation of Filing Fee:

Transaction valuation	Amount of filing fee
N/A	N/A

* Set forth the amount on which the filing fee is calculated and state how it was determined.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 33831M107	SCHEDULE 13D/A (Amendment No.7)

1.	Names of Reporting Persons National Patent Development Corporation

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 12,619,078

	8.	Shared Voting Power 7,000,000 (1)

	9.	Sole Dispositive Power 12,619,078

	10.	Shared Dispositive Power 7,000,000 (1)

	11.	Aggregate Amount Beneficially Owned by Reporting Person 19,619,078 (1)

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.3% (2)

14.	Type of Reporting Person (see instructions) CO

CUSIP No. 33831M107

(1)
Of this amount, 7,000,000 shares represent shares that may be acquired at the option of JL Distributors, Inc., a wholly-owned subsidiary of National Patent Development Corporation, upon exercise of the conversion feature of the Amended and Restated Convertible Promissory Note of Five Star Products, Inc. dated June 30, 2005 (the “Note”). The Note is subject to an Agreement of Subordination & Assignment, dated as of June 20, 2003 by JL Distributors, Inc., as Creditor, in favor of Fleet Capital Corporation, now Bank of America, N.A. (the “Bank”), as Lender, pursuant to which certain rights of JL Distributors, Inc. under the Note are subordinated to the Bank’s interests under the Loan and Security Agreement dated June 20, 2003, as amended from time to time, by and between the Bank and Five Star Products, Inc.

(2)	Based on 16,842,577 shares of common stock outstanding as of June 26, 2008, as provided by Five Star Products, Inc.

CUSIP No. 33831M107

1.	Names of Reporting Persons JL Distributors, Inc.

2.	Check the Appropriate Box If a Member of a Group (see instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) N/A

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,000,000 (1)

	11.	Aggregate Amount Beneficially Owned by Reporting Person 7,000,000 (1)

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (2)

14.	Type of Reporting Person (See instructions) CO

CUSIP No. 33831M107

(1)
All of these shares represent shares that may be acquired at the option of JL Distributors, Inc., a wholly-owned subsidiary of National Patent Development Corporation, upon exercise of the conversion feature of the Amended and Restated Convertible Promissory Note of Five Star Products, Inc. dated June 30, 2005 (the “Note”). The Note is subject to an Agreement of Subordination & Assignment, dated as of June 20, 2003 by JL Distributors, Inc., as Creditor, in favor of Fleet Capital Corporation, now Bank of America, N.A. (the “Bank”), as Lender, pursuant to which certain rights of JL Distributors, Inc. under the Note are subordinated to the Bank’s interests under the Loan and Security Agreement dated June 20, 2003, as amended from time to time, by and between the Bank and Five Star Products, Inc.

(2)	Based on 16,842,577 shares of common stock outstanding as of June 26, 2008, as provided by Five Star Products, Inc.

CUSIP No. 33831M107

1.	Names of Reporting Persons NPDV Acquisition Corp. (1)

2.	Check the Appropriate Box If a Member of a Group (see instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) AF

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Reporting Person 0

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See instructions) CO

(1)
NPDV Acquisition Corp., is a wholly-owned subsidiary of NPDC, formed for the purpose of undertaking the transaction described in greater detail in this Schedule 13D/A under Item 4 (“Purpose of Transaction”).

CUSIP No. 33831M107

This Schedule 13D/A is a joint filing being filed by National Patent Development Corporation, a Delaware corporation (“NPDC”), and two wholly-owned subsidiaries of NPDC, JL Distributors, Inc. (“JL”), a Delaware corporation and NPDV Acquisition Corp., a Delaware corporation.  This filing constitutes an amendment (“Amendment No. 7”) to the Schedule 13D, as amended to date (the “Schedule 13D”), filed by NPDC.  Except as specifically amended by this Amendment No. 7, the Schedule 13D remains in full force and effect.

Item 1.     Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “FS Common Stock”), of Five Star Products, Inc., a Delaware corporation (“Five Star”), which has its principal executive officers at 10 East 40th Street, Suite 3110, New York, New York 10016.

Item 2.     Identity and Background

The information regarding directors and executive officers of NPDC set forth on Schedule I to the Schedule 13D is hereby amended to read as set forth in the attached Schedule I.

The information regarding directors and executive officers of JL set forth on Schedule II to the Schedule 13D is hereby amended to read as set forth in the attached Schedule II.

Item 2 of the Schedule 13D is hereby amended to add the following information with respect to NPDV Acquisition Corp.:

NPDV Acquisition Corp., a Delaware corporation, is a wholly-owned subsidiary of NPDC, formed for the purpose of undertaking the transaction described in greater detail under Item 4 (“Purpose of Transaction”) below, upon the terms and subject to the conditions set forth in the Tender Offer and Merger Agreement (the “Tender Offer Agreement”), dated June 26, 2008 among NPDC, NPDV Acquisition Corp. and Five Star.  The principal address of NPDV Acquisition Corp. is East 40th Street, Suite 3110, New York, New York 10016.  During the last five years, NPDV Acquisition Corp. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information regarding directors and executive officers of NPDV Acquisition Corp. is set forth in Schedule III.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to provide the following with respect to the FS Common Stock:

Proposed Going Private Transaction

As noted in Item 2 above, on June 26, 2008, NPDC, NPDV Acquisition Corp., and Five Star entered into the Tender Offer Agreement. Pursuant to the Tender Offer Agreement, upon the terms and subject to the satisfaction or waiver of the conditions therein, the NPDV Acquisition Corp. will commence a tender offer to acquire all the outstanding shares of FS Common Stock at a purchase price of $0.40 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer”).

CUSIP No. 33831M107

The Tender Offer Agreement provides that the Offer will commence as promptly as practicable after the date of the Tender Offer Agreement and will remain open until 12:00 midnight, New York City time on the 20th business day after the commencement of the Offer, subject to extension pursuant to the terms set forth in the Tender Offer Agreement or unless NPDV Acquisition Corp. decides to provide a subsequent offering period.

The Offer is subject to customary conditions, including the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if any.

Pursuant to the Tender Offer Agreement, following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Tender Offer Agreement, NPDV Acquisition Corp. will merge with and into Five Star (the “Merger”) pursuant to which the Five Star will continue as the surviving corporation, wholly-owned by NPDC.  Each share of FS Common Stock outstanding immediately prior to the effective time of the Merger (other than shares held by Five Star or NPDV Acquisition Corp., all of which will be cancelled and retired and shall cease to exist, and shares held by Five Star stockholders who have validly exercised their appraisal rights under the Delaware General Corporation Law), will be converted in the Merger into the right to receive the price paid pursuant to the Offer.

The parties have agreed that if, following the consummation of the Offer, NPDV Acquisition Corp. acquires in the aggregate at least 90% of the outstanding Shares, the Merger will be completed without a meeting of Five Star’s stockholders, in accordance with Delaware’s short-form merger statute.

Following the Merger, the FS Common Stock will no longer be traded on the OTC Bulletin Board, there will be no public market for such shares, and the registration of such shares under the Securities Exchange Act of 1934 will be terminated.

Pursuant to the Tender Offer Agreement, Five Star granted to NPDC and NPDV Acquisition Corp. an irrevocable option to purchase, for the Offer Price, a number of shares of FS Common Stock that, when added to the number of shares of FS Common Stock owned by NPDC and NPDV Acquisition Corp. immediately prior to the exercise of the option, constitutes one share of FS Common Stock more than 90% of the number of shares of FS Common Stock that will be outstanding immediately after the issuance, subject to availability of authorized shares of FS Common Stock.

The board of directors of each of NPDC and NPDV Acquisition Corp. and, based on the unanimous recommendation of a special committee of independent directors of Five Star, the board of directors of Five Star, has unanimously approved the Tender Offer Agreement, the Offer and the Merger.

The Tender Offer Agreement includes customary representations, warranties and covenants of Five Star, NPDC and NPDV Acquisition Corp.  Five Star has agreed to operate its business in the ordinary course until the Offer is consummated.  Five Star has also agreed not to solicit, initiate, or encourage the initiation of or take any action to facilitate any discussions with third parties regarding other proposals to acquire Five Star and to certain other restrictions on its ability to respond to such proposals. The Tender Offer Agreement also contains termination rights for both Five Star and NPDC.

The foregoing description of the Tender Offer Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender Offer Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by NPDC with the Securities and Exchange Commission on June 26, 2008, and which is incorporated herein by this reference.

CUSIP No. 33831M107

On June 26, 2008, NPDV Acquisition Corp. and NPDC issued a joint press release announcing execution of the Tender Offer Agreement, a copy of which press release is attached hereto as Exhibit 2 and is incorporated herein by this reference.

Item 5.     Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended to provide the following with respect to the FS Common Stock:

(a)           The information contained in Items (11) and (13) of each of the cover pages is hereby incorporated by reference.

(b)           The information contained in Items (7) through (10) of each of the cover pages is hereby incorporated by reference.

(c)           Other than the transaction described herein, NPDC, JL and NPDV Acquisition Corp. have not effected any transactions in FS Common Stock since the last Schedule 13D/A was filed with the Securities and Exchange Commission by NPDC and JL on April 4, 2008.

(d)           Not applicable.

(e)           Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Please refer Item 4 (“Purpose of Transaction”) above, which is incorporated by reference herein, for information with respect to the Tender Offer Agreement.

On June 26, 2008, in connection with the Tender Offer Agreement, Five Star and NPDC entered into Letter Agreements with Bruce Sherman, Ronald Kampner, Charles Dawson, Joseph Leven and Ira Sobotko to cause the existing stock options issued under Five Star’s plans (each described in Five Star’s proxy statement filed with the SEC on November 16, 2007 and Form 10-K/A filed with the SEC on April 29, 2008) to vest and, if not exercised, to terminate upon the consummation of the Merger.  Copies of each such Letter Agreement were filed as Exhibits 10.1 through 10.5 to the Current Report on Form 8-K filed by NPDC with the Securities and Exchange Commission on June 26, 2008, and are incorporated herein by this reference.  On June 26, 2008, Five Star and NPDC also entered into a Letter Agreement with John C. Belknap pursuant to which Five Star agreed to deliver to Mr. Belknap a certain sum in exchange for the cancellation of Mr. Belknap’s unvested restricted shares of FS Common Stock.  A copy of such Letter Agreement is filed as Exhibit 10.6 to the Current Report on Form 8-K filed by NPDC with the Securities and Exchange Commission on June 26, 2008, and is incorporated herein by this reference.

CUSIP No. 33831M107

Item 7.     Material to be Filed as Exhibits

  Item 7 of the Schedule 13D is hereby restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement, dated June 26, 2008, between National Patent Development Corporation, JL Distributors, Inc., and NPDV Acquisition Corp.

Exhibit 2	Press Release of National Patent Development Corporation dated June 26, 2008

Exhibit 3	Tender Offer and Merger Agreement dated as of June 26, 2008 among National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on June 26, 2008)

Exhibit 4
Amended and Restated Convertible Promissory Note of Five Star Products, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007)

Exhibit 5	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007)

Exhibit 6	Agreement of Subordination & Assignment made and dated as of June 20, 2003, by JL Distributors, Inc. in favor of Fleet Capital Corporation (now Bank of America, N.A.) (incorporated by reference to Exhibit 10.2 of the Form 10-Q Five Star Products, Inc. with the SEC on August 14, 2003)

Exhibit 7	Letter Agreement, dated June 26, 2008 among Bruce Sherman, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on June 26, 2008)

Exhibit 8	Letter Agreement, dated June 26, 2008 among Ron Kampner, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on June 26, 2008)

Exhibit 9	Letter Agreement, dated June 26, 2008 among Charles Dawson, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on June 26, 2008)

Exhibit 10	Letter Agreement, dated June 26, 2008 among Joseph Leven, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on June 26, 2008)

CUSIP No. 33831M107

Exhibit 11	Letter Agreement, dated June 26, 2008 among Ira Sobotko, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on June 26, 2008)

Exhibit 12	Letter Agreement, dated June 26, 2008 among John C. Belknap, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on June 26, 2008)

Exhibit 13
Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and Leslie Flegel (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007)

Exhibit 14	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and Leslie Flegel (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007)

Exhibit 15	Purchase Agreement, dated as of March 2, 2007, between National Patent Development Corporation and Leslie Flegel (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007)

Exhibit 16	Registration Rights Agreement, dated as of March 2, 2007, between National Patent Development Corporation and Leslie Flegel (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007)

Exhibit 17	Agreement and Release, dated March 25, 2008, by and among Leslie Flegel, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008)

Exhibit 18
Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA – FL, Brooke Flegel UTMA – FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA – NY and Alexa Danielle Sagel UTMA – NY (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008)

CUSIP No. 33831M107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 26, 2008

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ IRA J. SOBOTKO
Name: Ira J. Sobotko
Title: Vice President, Finance, Secretary and Treasurer

JL DISTRIBUTORS, INC.

By:	/s/ JOHN C. BELKNAP
Name: John C. Belknap
Title: President

NPDV ACQUISITION CORP.

By:	/s/ JOHN C. BELKNAP
Name: John C. Belknap
Title: President

CUSIP No. 33831M107

Schedule I to Schedule 13D

Executive Officers and Directors of NPDC

The name, present principal occupation and number of shares of FS Common Stock beneficially held by the executive officers and directors of NPDC are set forth below.  Unless otherwise noted, the business address for each person listed below is National Patent Development Corporation, 10 East 40th Street, Suite 3110, New York, NY 10016.  Each individual identified below is a citizen of the United States.  To the knowledge of NPDC, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Name and Business Address (if applicable)	Principal Occupation and Principal Business	No. of Shares of FS Common Stock Beneficially Held

Directors:

Harvey P. Eisen	Chairman of the Board, Chief Executive Officer and President of NPDC; director of Five Star Products; Chairman and Managing Member of Bedford Oak Advisors, LLC	0

John C. Belknap	Vice President and director of NPDC; Chief Executive Officer, President and director of Five Star Products	333,000 (1)

Talton R. Embry 410 Park Avenue 14th Floor New York, NY 10022	Director of NPDC; Chairman of the Board of Magten Asset Management Corp.	0

Scott N. Greenberg 6095 Marshalee Drive Suite 300 Elkridge, MD 21075	Director of NPDC; Chief Executive Officer and director of GP Strategies Corporation	0

Lawrence G. Schafran 730 Fifth Avenue Suite 1002 New York, NY 10019	Director of NPDC; Managing Partner of Providence Recovery Partners, L.P.; Managing Director of Providence Capital, Inc.	0

Executive Officer Who Is Not a Director:

Ira J. Sobotko	Vice President, Finance, Secretary and Treasurer of NPDC; Senior Vice President, Finance, Secretary and Treasurer of Five Star Products	42,250 (2)

________________________
(1) Consists of 333,000 restricted shares of FS Common Stock that vested on March 31, 2008.
(2) Consists of 625 shares of FS Common Stock directly owned and options to purchase 41,625 shares of FS Common Stock.

CUSIP No. 33831M107

Schedule II to Schedule 13D

Executive Officers and Directors of JL

The name, present principal occupation and number of shares of FS Common Stock beneficially held by the executive officers and directors of JL are set forth below.  Unless otherwise specified, the principal employer of each officer is National Patent Development Corporation, the business address of which is 10 East 40th Street, Suite 3110, New York, NY 10016.  Each individual identified below is a citizen of the United States.  To the knowledge of NPDC and JL, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Name and Business Address (if applicable)	Principal Occupation and Principal Business	No. of Shares of FS Common Stock Beneficially Held
Directors:

John C. Belknap	Vice President and director of NPDC; Chief Executive Officer, President and director of Five Star Products	333,000 (1)
Officers:

John C. Belknap	See above	See above

________________________
(1) Consists of 333,000 restricted shares of FS Common Stock that vested on March 31, 2008.

CUSIP No. 33831M107

Schedule III to Schedule 13D

Executive Officers and Directors of NPDV Acquisition Corp.

         The name, present principal occupation and number of shares of FS Common Stock beneficially held by the executive officers and directors of NPDV Acquisition Corp. are set forth below.  Unless otherwise specified, the principal employer of each officer is National Patent Development Corporation, the business address of which is 10 East 40th Street, Suite 3110, New York, NY 10016.  Each individual identified below is a citizen of the United States.  To the knowledge of NPDC and NPDV Acquisition Corp., during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Name and Business Address (if applicable)	Principal Occupation and Principal Business	No. of Shares of FS Common Stock Beneficially Held
Directors:

John C. Belknap	Vice President and director of NPDC; Chief Executive Officer, President and director of Five Star Products	333,000 (1)
Officers:

John C. Belknap	See above	See above

Ira Sobotko	Secretary and Treasurer	42,250
________________________
(1) Consists of 333,000 restricted shares of FS Common Stock that vested on March 31, 2008.

CUSIP No. 33831M107

Exhibit 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D AND ALL FUTURE AMENDMENTS TO
SCHEDULE 13D

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the  undersigned hereby agrees (i) to file jointly the Statement on Schedule 13D to which this Agreement is attached (the “Schedule 13D”), and any amendments thereto (“Amendments”), with respect to the common stock, par value $0.01 per share, of Five Star Products, Inc., (ii) that the Schedule 13D and any Amendments may be filed by National Patent Development Corporation, and (iii) that this Agreement may be included as an exhibit to such joint filing and to any Amendments.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of the Schedule 13D and any Amendments, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

Dated:  June 26, 2008

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ IRA J. SOBOTKO
Name: Ira Sobotko
Title: Vice President, Finance, Secretary and Treasurer

JL DISTRIBUTORS, INC.

By:	/s/ JOHN C. BELKNAP
Name: John C. Belknap
Title: President

NPDV ACQUISITION CORP.

By:	/s/ JOHN C. BELKNAP
Name: John C. Belknap
Title: President